Exhibit 8

March 12, 2020

Board of Directors

Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, TX 77024

Attn: Members of the Board of Directors of Ranger Energy Services, Inc. (the “Board”)

Re:	Possible acquisition of all outstanding publicly held shares of common stock of Ranger Energy Services, Inc.

Ladies and Gentlemen:

CSL Capital Management, L.P. (“CSL”) and Bayou Well Holdings Company, LLC (“Bayou”) are pleased to submit this non-binding offer (this “Non-Binding Offer”) to Ranger Energy Services, Inc. (“Ranger”) regarding a possible transaction pursuant to which an entity to be determined by CSL and Bayou (“Ranger Holdings”) would acquire all of the outstanding shares of Class A Common Stock of Ranger not already owned by CSL, Bayou and/or their affiliates (the “Transaction”), as described in more detail below. We believe that the Transaction offers the best path forward for Ranger and its stockholders, given the low trading volume of Ranger’s Class A Common Stock and the challenges facing energy markets generally. The Transaction presents an opportunity for Ranger’s stockholders to realize cash consideration for their shares in a volatile market, while better positioning Ranger to respond to current macroeconomic conditions and ongoing changes in the upstream sector.

Based on our records, CSL, Bayou and certain of their affiliates beneficially own, as of March 11, 2020, in the aggregate, 3,189,676 shares of Class A Common Stock and 6,866,154 shares of Class B Common Stock, representing approximately 64.3% of the total shares of Class A Common Stock of Ranger on an as- converted basis. In addition, CSL and Bayou have received a non-binding indication of support from T. Rowe Price Associates, Inc., as investment adviser to certain funds and accounts (the “T. Rowe Price Investors”) that beneficially own, as of March 11, 2020, in the aggregate, 1,363,569 shares of Class A Common Stock, representing approximately 8.8% of the total shares of Class A Common Stock of Ranger on an as-converted basis, with respect to rolling their equity into equity securities of Ranger Holdings in connection with the Transaction. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer $6.00 in cash in exchange for each issued and outstanding share of Class A Common Stock of Ranger that is not directly owned by CSL, Bayou and their respective affiliates.

1. Structure.

The Transaction would be structured as a merger between Ranger and a subsidiary of Ranger Holdings, with Ranger surviving the merger as a wholly owned subsidiary of Ranger Holdings.

2. Special Committee.

We anticipate that the Board will desire to establish and empower an independent Special Committee (the “Special Committee”) to evaluate and negotiate the proposed Transaction, and that the Special Committee will engage independent advisors to assist in the evaluation of this Non-Binding Offer. CSL, Bayou and their respective affiliates have no interest in selling any of the shares of common stock of Ranger owned or controlled by them, and as such, would not expect, in their capacity as stockholders of Ranger, to vote in favor of any alternative sale, merger or similar transaction involving Ranger. If the Special Committee does not recommend, or the stockholders of Ranger do not approve, the proposed Transaction, CSL, Bayou and their respective affiliates currently intend to continue as long-term stockholders of Ranger.

3. Key Assumptions.

The principal terms set out above are based on the following key assumptions:

(a)

Ranger Holdings and Ranger would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)

Ranger Holdings would obtain debt and equity financing on reasonable terms, which CSL and Bayou expect to procure on an expedited basis. CSL and Bayou intend to arrange for fully committed financing by signing.

(c)

The Transaction would be subject to customary closing conditions, such as customary regulatory approvals, a bring down of fundamental representations and warranties, absence of a material adverse effect and performance of covenants, among others.

(d)	The Transaction would be approved by the CSL Investment Committee and the Bayou Board of Managers.

(e)

The Transaction would be subject to the approval by the Special Committee and the informed approval of the holders of a majority of the outstanding shares of Ranger not owned by CSL, Bayou, the T. Rowe Price Investors or their respective affiliates.

4. Internal Approvals.

The delivery of this Non-Binding Offer to Ranger has been approved by the CSL Investment Committee and the Bayou Board of Managers.

5. Disclosures.

Promptly after the date hereof, CSL, Bayou and certain of their respective affiliates intend to file an amended Schedule 13D as required under applicable securities laws and regulations, which such filing will disclose this Non-Binding Offer.

6. Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of CSL, Bayou or any of their respective affiliates. A binding obligation of CSL, Bayou or any of their respective affiliates to effect the Transaction shall be created only upon the execution and delivery by Ranger Holdings and Ranger of a Definitive Agreement. CSL, Bayou and their respective affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at their sole discretion.

CSL and Bayou are well positioned to negotiate and complete the Transaction, including obtaining any required financing, in an expeditious manner. After receipt of this Non-Binding Offer and, if this Non- Binding Offer is acceptable to Ranger, CSL, Bayou and their respective affiliates are prepared to begin negotiating the Definitive Agreement and any related agreements with Ranger in respect to the Transaction.

We look forward to receiving Ranger’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction with the Special Committee and its advisors and any other representatives of Ranger at Ranger’s convenience.

[Signature Page Follows]

Sincerely,

CSL Capital Management, L.P.
By: CSL CM GP, LLC, General Partner

By:	/s/ Charles S Leykum
Name:	Charles S Leykum
Title:	Managing Member

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name:	Brett T. Agee
Title:	President & CEO